JOS. A. BANK CLOTHIERS, INC.
500 Hanover Pike

Hampstead, Maryland 21074

February 28, 2014

Via Edgar

Mr. Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F. Street, N.E.

Washington D.C. 20549-3628

Re:	Jos. A. Bank Clothiers, Inc.

Schedule TO

Filed February 19, 2014, amended February 24, 2014
File No. 005-55471

Dear Mr. Duchovny:

Jos. A. Bank Clothiers, Inc. (the “Company”), is submitting this letter in response to comments issued by the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on February 24, 2014, regarding the Company’s Tender Offer Statement on Schedule TO, filed on February 19, 2014, as amended by Amendment No. 1 on February 24, 2014, Amendment No. 2 on February 24, 2014 and Amendment No. 3 on February 27, 2014 (as amended and supplemented, the “Schedule TO”). Any capitalized terms used but not defined in this letter have the meaning given to them in the Offer to Purchase, dated February 19, 2014 (the “Offer to Purchase”), that has been filed as Exhibit (a)(1)(A) to the Schedule TO.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 4 to the Schedule TO, reflecting, as appropriate, amendments and supplements to the Offer to Purchase to give effect to the responses to the Staff’s comments contained herein.

Offer to Purchase

Purpose of the Offer, page 3

1.	Please revise this section to describe the effect of the Men’s Wearhouse Tender Offer on the purpose of this offer, if any.

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

The Company respectfully submits that the Offer is independent of the Men’s Wearhouse Tender Offer. The Offer is part of the Company’s strategy to maximize shareholder value through a combination of the Eddie Bauer Acquisition and a return of capital to stockholders through the Offer. This strategy is consistent with the Company’s public statement in a press release on January 17, 2014, that it was continuing to consider strategic alternatives, including acquisitions, that would maximize stockholder value. Also on January 17, 2014, the Company announced the recommendation of its Board of Directors that stockholders reject the Men’s Wearhouse Tender Offer and not tender their Shares in response to the original tender offer from Men’s Wearhouse.

Conditions of the Tender Offer, page 12

2.	Refer to the first condition. The disclosure states that you may terminate the offer if the Eddie Bauer Acquisition “has not been consummated substantially on the terms” described in the offer “or the Purchase Agreement has been terminated.” Please revise the condition to make it more descriptive such that investors could determine whether the condition may have been triggered.

In response to the Staff’s comment, the Company has revised the first condition in Section 7, “Conditions of the Tender Offer” on page 12 of the Offer to Purchase to delete the following language: “substantially on the terms described in this Offer to Purchase.” The revised condition is set forth below for ease of reference:

•	the Eddie Bauer Acquisition has not been consummated or the Purchase Agreement has been terminated;

3.	Refer to the first full condition on page 13. Revise your offer document to describe the “contemplated benefits of the offer to” you.

4.	On a related note to the same condition and to comment 2 above, revise your disclosure to describe how you will determine that the events described in the condition will be “material to holders of the shares in deciding whether to tender in the Offer.”

In response to the Staff’s comments 3 and 4, the Company has revised the first full condition on page 13 of the Offer to Purchase in Section 7, “Conditions of the Tender Offer” to delete the following language: “(iii) materially impair the contemplated benefits of the Offer to us or be material to holders of the shares in deciding whether to tender in the Offer.” The revised condition is set forth below for ease of reference:

•	any change or combination of changes (or condition, event or development involving a prospective change) has occurred or been threatened in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or other), operations, licenses, or results of operations of us or any of our subsidiaries or affiliates that is or may be reasonably likely to (i) have a material adverse effect on us or any of our subsidiaries or affiliates; or (ii) have a material adverse effect on the value of the Shares;

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

5.	Refer to the first condition on page 14. Given the increase in the offer price made by Men’s Wearhouse and your reference to the Men’s Wearhouse Tender Offer “as in effect on the date of commencement of the Offer,” please disclose whether the condition has been triggered.

In response to the Staff’s comment, the Company has revised the first condition on page 14 of the Offer to Purchase in Section 7, “Conditions of the Tender Offer” to note that on February 24, 2014, Men’s Wearhouse amended its original tender offer, effectively triggering the condition. On February 27, 2014, the Company issued a press release announcing its Board of Directors' recommendation that stockholders reject the revised tender offer by Men's Wearhouse and not tender their Shares into such tender offer. The press release also publicly disclosed a letter sent by the Company to Men’s Wearhouse stating that, in the Board of Directors’ continuing effort to evaluate which alternative transaction would create the greatest value for the Company’s stockholders, and on the basis of Men Wearhouse’s unsolicited revised proposal indicating a willingness to pay $65.00 per share subject to certain conditions, the Board of Directors authorized the Company to meet with Men’s Wearhouse to establish a process that will enable Men’s Wearhouse to advise the Board of Directors as to the highest price Men’s Wearhouse is prepared to pay in an acquisition of the Company. The Board of Directors also authorized the Company’s representatives to provide drafts of a merger agreement and a confidentiality agreement to Men’s Wearhouse. As a result of this ongoing process, no decision has been made yet about whether to amend or waive this condition. The Company will announce any such decision in a manner reasonably calculated to inform security holders of the waiver or amendment and will ensure that following such waiver or amendment the Offer will remain open for at least five business days. The revised condition is set forth below, with new language underlined, for ease of reference:

•	a tender or exchange offer for any or all of our outstanding Shares (other than this Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed or we shall have entered into a definitive agreement or an agreement in principle with any person with respect to any merger, acquisition, business combination or other similar transaction, other than the Men’s Wearhouse Tender Offer as in effect on the date of commencement of the Offer or by us in connection with the Eddie Bauer Acquisition. On February 24, 2014, Men’s Wearhouse amended its original tender offer, effectively triggering this condition. On February 27, 2014, we issued a press release announcing our Board of Directors' recommendation that stockholders reject the revised tender offer by Men's Wearhouse and not tender their Shares into such tender offer. The press release also publicly disclosed a letter sent by the Company to Men’s Wearhouse stating that, in the Board of Directors’ continuing effort to evaluate which alternative transaction would create the greatest value for the Company’s stockholders, and on the basis of Men Wearhouse’s unsolicited revised proposal indicating a willingness to pay $65.00 per share subject to certain conditions, the Board of Directors authorized the Company to meet with Men’s Wearhouse to establish a process that will enable Men’s Wearhouse to advise the Board of Directors as

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

to the highest price Men’s Wearhouse is prepared to pay in an acquisition of the Company. The Board of Directors also authorized the Company’s representatives to provide drafts of a merger agreement and a confidentiality agreement to Men’s Wearhouse. As a result of this ongoing process, no decision has been made yet about whether to amend or waive this condition;

Recent Developments, page 15

6.	Please revise the second paragraph on page 16 to define “change of control” instead of referring security holders to read the Purchase Agreement for such definition.

In response to the Staff’s comment, The Company has revised the disclosure in the second paragraph on page 16 of the Offer to Purchase in Section 10, “Certain Information About the Company” under the heading Recent Developments—Eddie Bauer Acquisition—Membership Interest Purchase Agreement, which revised disclosure is set forth below, with new language underlined, for ease of reference:

The Purchase Agreement contains certain termination rights for both the Company and Topco LLC, including without limitation (i) the right of either party to terminate the Purchase Agreement if the Eddie Bauer Acquisition is not consummated by June 13, 2014, (ii) our right to terminate the Purchase Agreement to accept an unsolicited superior proposal (as defined in the Purchase Agreement) from a third party with respect to a change of control (as defined herein) of the Company and (iii) the right of Topco LLC to terminate the Purchase Agreement if we receive a proposal of a third party to acquire the Company that we do not reject or recommend against within 20 business days. A “change of control” is defined in the Purchase Agreement as any transaction or series of related transactions (as a result of a tender offer, share exchange, merger, business combination, reorganization, consolidation or otherwise) that results, or would if consummated result, in (w) the stockholders of the Company as of immediately prior to the consummation of such transaction ceasing to be the beneficial owners, directly or indirectly, of at least a majority of the issued and outstanding voting securities of the Company (or the continuing or surviving entity of such transaction) as of immediately following the consummation of such transaction, (x) any other person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring beneficial ownership, directly or indirectly, of a majority of the then issued and outstanding voting securities of the Company or (y) the sale, exchange, transfer or other disposition of a majority of the then issued and outstanding voting securities of the Company to any other person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) or (z) the sale, lease, exchange, conveyance, transfer or other disposition (for cash, shares of stock, securities or other consideration) of all or a material portion of the property or assets of the Company to any other person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

7.	Refer to the section entitled “Standstill and Stockholder Agreement.” Revise this section to name the “controlled affiliates and certain other related parties” that are

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

subject to the agreement and to describe the relationship between the company and Golden Gate Capital, whom you previously referenced as being a financing source for your offer to acquire Men’s Wearhouse (September and October 2013).

8.	On a related note, revise this section to describe the effect of the standstill agreement on Golden Gate Capital’s ability to tender any shares it currently holds in the company into the Men’s Wearhouse Tender Offer.

In response to the Staff’s comments 7 and 8, the Company has revised the disclosure on page 16 of the Offer to Purchase in Section 10, “Certain Information About the Company” under the heading “Recent Developments—Eddie Bauer Acquisition—Standstill and Stockholder Agreement,” which revised disclosure is set forth below, with new language underlined, for ease of reference:

In connection with the Purchase Agreement, on February 13, 2014, we also entered into a Standstill and Stockholder Agreement (the “Standstill and Stockholder Agreement”) with Topco LLC. Topco LLC is a portfolio company of investment funds managed by Golden Gate Private Equity, Inc. (“Golden Gate”), a San Francisco-based private equity investment firm with over $12 billion of committed capital. In September 2013, the Company executed a non-binding term sheet with Golden Gate specifying the terms of an equity investment by Golden Gate’s funds in the Company to provide financing for the acquisition proposal the Company made to Men’s Wearhouse in late September 2013, which proposal was terminated by the Company in November 2013.

Topco LLC has agreed, and has agreed to cause certain entities to whom Shares received by Topco LLC in the Eddie Bauer Acquisition are distributed pro rata pursuant to the applicable entity’s organizational documents to agree, subject to certain exceptions, not to take certain actions with respect to the Company during the period prior to and after the closing of the Eddie Bauer Acquisition. The persons to whom Shares may be distributed such that the restrictions in the Standstill and Stockholder Agreement may become applicable to them after the closing of the Eddie Bauer Acquisition consist of the direct and indirect equityholders of Topco LLC, which would become parties to the Standstill and Stockholder Agreement only if and when the Shares are distributed to them (together, the “Standstill Parties”).

During the Standstill Period (as defined herein), Topco LLC has agreed, and has agreed to cause the Standstill Parties and its and their controlled affiliates, directors, officers and employees to agree, among other things, (A) to certain standstill provisions regarding the Company, including a prohibition on acquiring additional Shares, and (B) not to sell or dispose of any Shares owned by Topco LLC or a Standstill Party or their respective controlled affiliates to any person or “group” if such person or “group” holds or, after giving effect to any such sale or disposition, would own 7.5% or more of our Shares unless such sale has been approved by our Board of Directors. Subject to certain exceptions, Topco LLC or a Standstill Party or their respective controlled affiliates may not dispose of any Shares, including by tendering into any self-tender offer commenced

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

by the Company (including, for the avoidance of doubt, the Offer), until the date that is six months after the closing under the Purchase Agreement (the “Eddie Bauer Closing Date”) at which time such restricted sale provisions will expire with respect to 25% of the Shares received by Topco LLC in the Eddie Bauer Acquisition, and thereafter such restricted sale provisions will expire with respect to an additional 25% of such Shares on the date that is one year after the Eddie Bauer Closing Date, and will expire with respect to all such Shares on the date that is 18 months after the Eddie Bauer Closing Date. Notwithstanding the foregoing, the Standstill and Stockholder Agreement does not restrict Topco LLC, any Standstill Party or any other person from selling or disposing of Shares in connection with a tender offer or other business combination transaction involving the Company or any transaction involving a change of control of the Company, including the Men’s Wearhouse Tender Offer. The Standstill and Stockholder Agreement does not restrict the right of Topco LLC, any Standstill Party or any other person to vote its shares of Company common stock at any annual or special meeting of the stockholders of the Company or otherwise.

The “Standstill Period” is defined in the Standstill and Stockholder Agreement to mean the period beginning on February 13, 2014 and ending on either (A) if the Purchase Agreement is terminated, the date of such termination or (B) if the closing occurs under the Purchase Agreement, the date that is 90 days after the first date after the Eddie Bauer Closing Date that Topco LLC and its affiliates and certain specified Standstill Parties (whether or not affiliates), taken together, cease to beneficially own in the aggregate at least 5% of the issued and outstanding Shares of the Company.

Pursuant to the Standstill and Stockholder Agreement, upon the closing under the Purchase Agreement for so long as Topco LLC and the affiliated Standstill Parties, taken together, hold (A) at least the greater of (i) 10% of the total number of Shares then outstanding and (ii) the minimum percentage of the total number of Shares then outstanding that must be beneficially owned by a stockholder of the Company to appoint two directors in accordance with the rules of NASDAQ, Topco LLC shall have the right to designate two members of our Board of Directors or (B) less than the amount determined pursuant to clause (A), but at least 5%, of the total number of Shares then outstanding, Topco LLC shall have the right to designate one member of our Board of Directors. We have agreed to use our reasonable best efforts to facilitate the appointment, nomination and election of the individuals designated by Topco LLC to be members of our Board of Directors, subject to the review and approval by our Board of Directors and the Nominating and Governance Committee of our Board of Directors.

The foregoing descriptions of the Purchase Agreement and the Standstill and Stockholder Agreement do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement and the Standstill and Stockholder Agreement that were previously filed as Exhibits 2.1 and 10.1, respectively, to our Current Report on Form 8-K, filed on February 14, 2014. The information contained on Eddie Bauer’s website or

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

connected to Eddie Bauer’s website is not incorporated by reference into this Offer to Purchase and should not be considered part of the Offer.

9.	Refer to the section entitled “About Eddie Bauer.” Please provide pro forma financial information that reflects the acquisition of Eddie Bauer such that security holders may determine whether to tender into the offer or continue holding shares of the combined company.

The Company respectfully informs the Staff that it does not believe that pro forma financial statements are required by Schedule TO with respect to the Offer. Pursuant to Instruction 2 to Item 10 of Schedule TO, financial statements of the issuer in an issuer tender offer are not considered material when: (a) the consideration offered consists solely of cash; (b) the offer is not subject to any financing condition; and either: (c) the offeror is a public reporting company under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (d) the offer is for all outstanding securities of the subject class. As disclosed in the Offer to Purchase, the consideration offered consists solely of cash and the Offer is not subject to any financing condition. In addition, the Company is a public reporting company required to file reports under Section 13(a) or 15(d) of the Exchange Act. However, the Company respectfully informs the Staff that it is in the process of preparing pro forma financial statements giving effect to the Eddie Bauer Acquisition and the Offer and will file them as a supplement to the Offer to Purchase at least five business days prior to the Expiration Time.

Interests of Directors and Executive Officers, page 24

10.	Please tell us, with a view toward revised disclosure, why your disclosure in this section is as of January 28, 2014 and not a date closer to your commencement date.

In response to the Staff’s comment, the Company has revised the disclosure in the introduction to Section 11, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” and in such section under the heading “Security Ownership by Principal Stockholders and Management” to update such disclosure for share information to be as of February 26, 2014. The revised disclosure is set forth below for ease of reference:

A list of our directors and executive officers as of February 26, 2014 is attached to this Offer to Purchase as Schedule I. As of February 26, 2014, there were 27,988,392 Shares issued and outstanding.

As of February 26, 2014, our directors and executive officers as a group (11 persons) owned an aggregate of 463,924 Shares (which includes equity awards that are scheduled to vest on or prior to April 27, 2014), representing approximately 1.7% of the total number of outstanding Shares. Our directors and executive officers are entitled to participate in the Offer on the same basis as all other stockholders. However, our directors and executive officers have advised us that they do not intend to tender their Shares in the Offer (including Shares they are deemed to beneficially own). In addition,

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

Topco LLC will not participate in the Offer and we are not aware of any of our other affiliates that intend to tender any Shares in the Offer.

After the Offer, our directors and executive officers may, in compliance with applicable law, sell their shares in open market transactions, including through one or more pre-arranged stock trading plans in accordance with Rule 10b5-1 of the Exchange Act, at prices that may be more favorable than the purchase price to be paid to our stockholders in the Offer.

Security Ownership by Principal Stockholders and Management

The following table sets forth information with respect to the beneficial ownership of the Shares as of February 26, 2014 (except where otherwise indicated), by each person or entity known by us to beneficially own more than 5% of the outstanding shares of Company common stock, by each of our directors, by each of our executive officers and by all of our directors and executive officers as a group. Except as indicated in the footnotes to this table, and subject to applicable community property laws, the persons listed in the table below have sole voting and investment power with respect to all shares of our common stock shown as beneficially owned by them.

Name and Address* of Beneficial Owner	Shares Beneficially Owned**
	Number	Percent
Byron L. Bergren	—	—
R. Neal Black(1)	173,406	***
James H. Ferstl(2)	10,750	***
Andrew A. Giordano(3)	43,210	***
Robert B. Hensley(4)	42,103	***
William E. Herron(5)	21,690	***
Gary M. Merry(6)	20,491	***
Sidney H. Ritman(7)	26,469	***
James W. Thorne(8)	15,000	***
David E. Ullman(9)	56,853	***
Robert N. Wildrick(10)	53,952	***
FMR LLC(11)	3,766,436	13.5%
BlackRock, Inc.(12)	2,634,278	9.4%
The Vanguard Group, Inc.(13)	1,794,703	6.4%
All directors and executive officers as a group (11 persons)(14)	463,924	1.7%

*	Unless otherwise indicated, the address of each beneficial owner is c/o Jos. A. Bank Clothiers, Inc., 500 Hanover Pike, Hampstead, MD, 21074 (“Company Headquarters”). The address for each beneficial owner, if not Company Headquarters, is provided in such owner’s footnote.

**	Unless otherwise indicated by footnote, the Shares beneficially owned consist exclusively of shares of common stock. If indicated by footnote, the Shares beneficially owned consist of shares of common stock and one or both of the following: (a) shares of common stock

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

deliverable by the Company within 60 days of February 26, 2014 as a result of the vesting of restricted stock units granted under the 2010 Equity Incentive Plan (as defined herein); and (b) stock units held under the Company’s 2010 Deferred Compensation Plan (as defined herein). Beneficial ownership is determined in accordance with the rules of the Commission and includes voting and/or investment power with respect to Shares. Unless otherwise indicated, the persons named in the table have sole voting and sole investment control with respect to all Shares beneficially owned. Percentage ownership is calculated based on 27,988,392 Shares outstanding as of February 26, 2014, plus the number of stock units held for the account of the applicable individual(s) under the Company’s 2010 Deferred Compensation Plan and the number of restricted stock units which will vest in the applicable individual(s) within 60 days of February 26, 2014. To our knowledge and based on reviews of Schedules 13D and Schedules 13G filed with the Commission, except as disclosed in this table, no other stockholder beneficially owned more than 5% of our outstanding shares of common stock as of February 26, 2014.

***	Represents less than 1%.

(1)	Mr. Black’s shares consist of 140,757 shares of common stock and 32,649 shares of common stock deliverable by the Company within 60 days of February 26, 2014 as a result of the vesting of Performance restricted stock units granted to Mr. Black under the 2010 Equity Incentive Plan.

(2)	Mr. Ferstl’s shares consist of 4,750 shares of common stock and 6,000 stock units held for the account of Mr. Ferstl under the Company’s 2010 Deferred Compensation Plan.

(3)	Mr. Giordano’s shares consist of 39,460 shares of common stock and 3,750 stock units held for the account of Mr. Giordano under the Company’s 2010 Deferred Compensation Plan.

(4)	Mr. Hensley’s shares consist of 39,025 shares of common stock and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(5)	Mr. Herron’s shares consist of 13,440 shares of common stock and 8,250 stock units held for the account of Mr. Herron under the Company’s 2010 Deferred Compensation Plan.

(6)	Mr. Merry’s shares consist of 17,413 shares of common stock and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(7)	Mr. Ritman’s shares consist of 12,049 shares of common stock and 14,420 stock units held for the account of Mr. Ritman under the Company’s 2010 Deferred Compensation Plan.

(8)	Mr. Thorne’s shares consist of 8,147 shares of common stock, 3,775 stock units held for the account of Mr. Thorne under the Company’s 2010 Deferred Compensation Plan and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(9)	Mr. Ullman’s shares consist of 50,000 shares of common stock, 3,775 stock units held for the account of Mr. Ullman under the Company’s 2010 Deferred Compensation Plan and 3,078 restricted stock units which will vest within 60 days of February 26, 2014.

(10)	Mr. Wildrick’s shares consist of 45,702 shares of common stock and 8,250 stock units held for the account of Mr. Wildrick under the Company’s 2010 Deferred Compensation Plan.

(11)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 8) filed with the Commission on February 14, 2014. According to the aforementioned Schedule 13G, the reporting persons reported sole voting power with respect

Mr. Daniel F. Duchovny

Securities and Exchange Commission

February 28, 2014

to 250,003 shares, sole dispositive power with respect to 3,766,436 shares, and no shared voting or dispositive power. The address of reporting persons is 245 Summer Street, Boston, MA 02210.

(12)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 4) filed with the Commission on January 29, 2014. BlackRock, Inc. (“BlackRock”) reported sole voting power with respect to 2,544,640 shares, sole dispositive power with respect to 2,634,278 shares, and no shared voting or dispositive power. The address of BlackRock is 40 East 52nd Street, New York, NY 10022.

(13)	The information in the table above and in this footnote is based on a Schedule 13G (Amendment No. 2) filed with the Commission on February 11, 2014. The Vanguard Group, Inc. (“Vanguard”) reported sole voting power with respect to 41,288 shares, no shared voting power, sole dispositive power with respect to 1,755,527 shares, and shared dispositive power with respect to 39,176 shares. The address of Vanguard is 100 Vanguard Blvd., Malvern, PA 19355.

(14)	Consists of: Byron L. Bergren, R. Neal Black, James H. Ferstl, Andrew A. Giordano, Robert B. Hensley, William E. Herron, Gary M. Merry, Sidney H. Ritman, James W. Thorne, David E. Ullman and Robert N. Wildrick.

****

In accordance with your request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments or require any additional information in connection with the above, please telephone Paul T. Schnell, at (212) 735-2322, or Jeremy D. London, at (212) 735-7535, of Skadden, Arps, Slate, Meagher & Flom LLP, the Company’s legal counsel.

Sincerely,

/s/ Charles D. Frazer
Name: Charles D. Frazer
Title: Senior Vice President – General Counsel